Filed Pursuant to Rule 433

Registration No. 333-285537

Dated: January 29, 2026

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Subordinated Notes” in the Prospectus Supplement, subject to completion, dated January 29, 2026 to the Prospectus dated April 10, 2025 (the “Preliminary Prospectus Supplement”).

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Subordinated Notes

Security:	Fixed-to-Floating Rate Subordinated Notes due 2037

Currency:	USD

Size:	$3,000,000,000

Maturity:	February 5, 2037

Fixed Rate Period:	From and including February 5, 2026 to, but excluding, February 5, 2036

Floating Rate Period:	From and including February 5, 2036 to, but excluding, Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	4.000% due November 15, 2035

Benchmark Treasury Yield:	4.223%

Spread to Benchmark Treasury:	+97 basis points

Reoffer Yield:	5.193%

Fixed Rate Coupon:	5.193%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus a spread of 1.300% per annum, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Benchmark rate (expected to be Compounded SOFR as described under “Description of the Subordinated Notes—Interest on the subordinated notes” in the Preliminary Prospectus Supplement).

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$2,986,500,000

Interest Payment Dates:	During the Fixed Rate Period, each February 5 and August 5, beginning August 5, 2026 and including February 5, 2036, and during the Floating Rate Period, each of May 5, 2036, August 5, 2036, November 5, 2036 and February 5, 2037.

Business Day:	New York

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:	We may redeem the subordinated notes, at our option, in whole at any time or in part from time to time, on or after February 5, 2031 and prior to February 5, 2036 upon at least 5 days’ but no more than 60 days’ notice to holders of the subordinated notes, at a redemption price equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the subordinated notes to be redeemed discounted to the redemption date (assuming the subordinated notes matured on February 5, 2036) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-

day months) at the “Treasury Rate” plus 15 basis points less (b) interest accrued on those subordinated notes to the redemption date; and (ii) 100% of the principal amount of the subordinated notes to be redeemed; plus, in either case, accrued and unpaid interest on the subordinated notes to be redeemed to, but excluding, the redemption date.

In addition, we may redeem the subordinated notes, at our option, in whole, but not in part, on February 5, 2036 upon at least 5 days’ but no more than 60 days’ notice to holders of the subordinated notes, at a redemption price equal to 100% of the principal amount of the subordinated notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

In addition, we may redeem the subordinated notes, at our option, in whole at any time or in part from time to time, on or after November 5, 2036 upon at least 5 days’ but no more than 60 days’ notice to holders of the subordinated notes, at a redemption price equal to 100% of the principal amount of the subordinated notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

The foregoing supplements and supersedes the information set forth under “Description of the Subordinated Notes” in the Preliminary Prospectus Supplement.

CUSIP/ISIN:	46647PFK7 / US46647PFK75

Trade Date:	January 29, 2026

Settlement Date:	February 5, 2026 (T+5)

Denominations:	$2,000 x $1,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	BMO Capital Markets Corp. CIBC World Markets Corp. Commonwealth Bank of Australia Danske Markets Inc.

Desjardins Securities Inc.

nabSecurities, LLC

NatWest Markets Securities Inc.

RBC Capital Markets, LLC

RB International Markets (USA) LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

TD Securities (USA) LLC

TCBI Securities Inc., doing business as Texas Capital Securities

Westpac Capital Markets LLC

Academy Securities, Inc.

American Veterans Group, PBC

AmeriVet Securities, Inc.

Apto Partners, LLC

Blaylock Van, LLC

C.L. King & Associates, Inc.

Cabrera Capital Markets LLC

CAVU Securities LLC

Great Pacific Securities

Guzman & Company

Independence Point Securities LLC

Loop Capital Markets LLC

MFR Securities, Inc.

Multi-Bank Securities, Inc.

Penserra Securities LLC

R. Seelaus & Co., LLC

Roberts & Ryan Investments, Inc.

Siebert Williams Shank & Co., LLC

Stern Brothers & Co.

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any subordinated notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on February 5, 2026 which will be more than one U.S. business day after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in one business day, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange

Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.